

August 3, 2011

Via Facsimile
Mr. Frederick J. Pucillo, Jr.
Chief Executive Officer
Sungro Minerals, Inc.
111 Airport Road, Unit 5
Warwick, RI 02889

> **Re:** **Sungro Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed March 15, 2011**
> **File No. 0-53157**

Dear Mr. Pucillo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition

Results of Operations, page 13

1.   Explain the $2.6 million related to Conglomerate Mesa Acquisition – value of shares issued and how such amount is included in Operations. Next, explain why such amount appears to be included in General and administrative expenses in the Statement of Operations on page F-4. Additionally, we note in the Statement of Cash Flows on page F-6 that there was $6,992,300 in stock issued for compensation. Please reconcile these disclosures.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 17

2.   We note you have identified the lack of segregation of accounting duties as a result of limited personnel resources is a material weakness in your financial procedures, but conclude other than for this exception, your disclosure controls and procedures are effective.   Item 307 of Regulation S-K does not contemplate concluding on the effectiveness of your controls with qualifying exceptions. Please revise your disclosure to definitively conclude on the effectiveness of your disclosure controls or procedures.

Internal Control over Financial Reporting, page 17

3.   We note you have concluded that, as of November 30, 2009, your internal control over financial reporting was effective. Please revise to disclose your conclusion as of the date of your financial statements at November 30, 2010. In addition, please support your conclusion regarding the effectiveness of your internal controls over financial reporting given your previous disclosure identifying a material weakness in your financial procedures.

Note 3 – Mineral Rights, page F-11

4.   It appears you have included all escrowed shares in your calculation of both basic and diluted earnings per share. See ASC 260-10-45-48 through -57 and revise, as necessary.

Engineering Comments

About Our Company page 1

5.   We note your disclosure of an estimated 2,000,000 ounces of gold. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves in filings with the Securities and Exchange Commission. Please remove this disclosure from your filing until you have a reserve as defined in Section (a) of Industry Guide 7.

6.   We note your disclosure regarding National Instrument 43-101 reports. As your jurisdiction of incorporation is Nevada, it does not appear that you are eligible to provide disclosure in reliance on NI 43-101. Please utilize only those terms specified by Industry Guide 7 in your filings with the Commission.

Conglomerate Mesa Claims page 1

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not

material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property; and,

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

8.   Please expand your disclosure concerning the exploration plans for the properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language;

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

- If there is a phased program planned, briefly outline all phases;

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

- Disclose how the exploration program will be funded; and,

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

Cautionary Note to US Investors page 15

9.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in Commission filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. The exemption to which you refer, only applies to foreign issuers. Please remove this disclosure from your filing as the exemption does not appear to be applicable.

Company Website

10.   We note that your website and some press releases refer to or use terms other than those recognized by the Securities and Exchange Commission. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have any questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief